Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi announces closing of Regeneron stock sale

PARIS – May 29, 2020 – Sanofi today announced the closing of its sale of 13.0 million shares of Regeneron (NASDAQ: REGN) common stock through a registered offering at a public offering price of $515.00 per share. This includes the previously announced overallotment option that has been fully exercised by underwriters. In addition, Sanofi announced the completion of Regeneron’s repurchase of 9.8 million shares or approximately $5 billion in common stock directly from Sanofi.

As a result of the offering, Sanofi has sold its entire equity investment in Regeneron, (excluding 400,000 Regeneron shares, which Sanofi is retaining) for total gross proceeds amounting to $11.7 billion.

The registered offering and share repurchase will have no impact on the ongoing collaboration between Sanofi and Regeneron. The Companies have had a successful and long-standing clinical and commercial collaboration dating back to 2003 that has resulted in five approved treatments to date with additional candidates currently in clinical development.

The registered offering was executed simultaneously in the United States and internationally through underwriters led by BofA Securities and Goldman Sachs & Co. LLC, together with Barclays, BNP PARIBAS, Citigroup, J.P. Morgan, Morgan Stanley as joint book-running managers.

The shares offered to the public are offered pursuant to an existing effective shelf registration statement (including a base prospectus) that has been filed by Regeneron with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement relating to and describing the terms of the offering has been filed by Regeneron with the SEC and is available on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (1) BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department or by email at dg.prospectus_requests@bofa.com, or (2) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526, or via email: prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Ashleigh Koss Tel: +1 (908) 981-8745 Ashleigh.Koss@Sanofi.com	Sanofi Investor Relations Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@Sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole and the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed public offering. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. The proposed public offering may not be successful, and even if it is, we may not achieve the anticipated benefits thereof. For more information regarding risks and uncertainties relating to Regeneron, you should review the risks described in the prospectus supplement and the accompanying prospectus relating to the offering and those incorporated by reference therein, including those risks described in Regeneron’s Annual Report on Form 10-K for the year ended December 31, 2019, Regeneron’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and in subsequent reports and registration statements filed from time to time with the SEC.